UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Alvaro Perez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC”) on August 3, 2007, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa with the SEC on August 3, 2007 and amended from time to time thereafter.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule 14D-9.

ITEM 9.   EXHIBITS.

Exhibit No.
Exhibit(a)(2)(xlii)	Remarks by Manuel Pizarro, Chairman of Endesa, at the EGSM held on September 25, 2007, and related Questions and Answers.
Exhibit(a)(2)(xliii)	Amendments to Corporate Bylaws filed with Mercantile Registry: September 26,2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26 , 2007	Endesa, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

Exhibit (a)(2)(xlii)

Chairman’s speech

     Chairman of ENDESA, Mr. Manuel Pizarro Moreno.

     --As I said not a minute ago, it is my great pleasure to address our honorary chairmen, Feliciano Juster and Rodolfo Martín Villa, and our shareholders at today’s meeting called to modify certain of the company’s bylaws. At the last general meeting I presided over, I told you that it was one of the most difficult addresses I had been called on to make in my long career. Today’s however is one of the most straightforward speeches I have ever prepared as I am here to report factually on events, to go over the company’s bylaws and to make a very brief speech. The CEO is not speaking today since the items on today’s agenda are very specific and well-defined (...).
     I am simply going to go over three matters of record and will close my speech with a few brief words. The issues I will address are (i) why call an Extraordinary Shareholders’ Meeting?, (ii) why modify some of the company’s bylaws, (iii) a brief reference to the price, and little more, little more.
     Firstly, why an Extraordinary Shareholders’ Meeting? We have called an extraordinary meeting because in this company we are very careful with formalities. In the first instance, the Spanish Corporations Act stipulates that a change to the company’s bylaws be ratified by its shareholders in extraordinary meeting subject to a specific quorum. By extension, the request by the bidders to modify certain articles of the company’s bylaws as an unconditional prerequisite to the effectiveness of their takeover bid must be put before you in an extraordinary meeting. These and only these are the changes being put before you today. Yes, in this company we are very careful with formalities, since they nearly always shape substance. Since the outset of the takeover bid, or since the beginning of the takeover process I should say, we have sought to distinguish clearly the ongoing daily management of the company (...). This is why we set up a small team, almost isolated, with the support of outside financial and legal advisors naturally, to run the takeover process with the goal of bringing out the best in the company, to facilitate the companies in every way possible, to avoid contaminating our everyday operations with what was essentially an extraordinary process. This process was put to test in the ordinary shareholders' meetings, where the company’s management was ratified by a super majority of the quorum. Today we are here only to modify those articles of association that, as I say, are an absolute prerequisite for the bidders so that all of you can then go on to decide whether to accept the prevailing public takeover bid. The takeover process is a special process. We determined not to intervene in the extraordinary events overtaking the company’s operations, and we have also been very careful with timing. In a play on words, they say timing is more important in politics than in grammar (...). There was once a Spanish king –one of the greats- whose motto was to never to hold predetermined opinions, take rash decisions or undertake risky actions. I think we have applied that motto here at the company (...). In the past, one of the bidders waived the condition of modifying the bylaws and in the end a general shareholders’ meeting had to be called off. This is why in this instance we did not start the ball rolling on the process until all the other requirements for finalising the takeover bid were in place. That is why we have not put this proposal before you, our shareholders, who are ultimately free to exercise your ownership rights, until the anti-trust authorities and the Spanish securities regulator notified us that everything was in place for calling today’s meeting to modify the bylaws.
     This is why we have called an extraordinary shareholders’ meeting and not put the proposal before an ordinary shareholders’ meeting or tacked it on to the agenda of another ordinary meeting. Parallel processes, distinct processes and the determination not to let the takeover process interfere with the company’s ordinary course of business.
     Secondly, the bidding process: the Board of Directors has voted in favour of the modification because without it, our shareholders are not free to decide on the bids. This is why we propose that the company’s bylaws are modified in the terms set forth in the agenda to today’s Extraordinary General Meeting.
     The proposals before you today essentially affect two conditions. The first is the limitation on becoming a member of the Board of Directors, i.e., the restriction on competitors being represented on the Board of Directors. I am and will always be in agreement with this limitation. One cannot participate in the functioning of a governing body while also being aware of everything that is happening at a company that competes with it in the marketplace. This is a standard and basic rule; unless a public takeover bid is formulated by entities that in good faith are seeking to take control of the company (...), and they give the go-ahead to modifying this limitation. Since the anti-trust authorities have already ruled in favour of the takeover, there is no further impediment to their participation in the company’s governance.

     The second is the 10% limit on voting rights. Under normal circumstances, I believe in the 10% limit. I believe in this limit under ordinary circumstances because of the protection it affords shareholders. It constitutes a guarantee for all shareholders that in a fundamentally democratic company such as ours there are equal rights and responsibilities for all (...). That is why anyone seeking to control more than 10% of the votes, more than 10% of the shares or the company’s votes, must formulate a takeover bid addressed on identical terms to absolutely all its shareholders. If this is not the case, voting rights are restricted in order to protect the rights of each and every shareholder. The idea is to ensure equal treatment for all shareholders. This gives rise to a kind of formula like the one existing in insolvency proceedings, what is called in law pax conditio creditorum, i.e., equal treatment for all shareholders. (...) to do what is considered best for the company in accordance with the prospectus presented to all shareholders.

At present two shareholders already own more than 46% of the company’s shares. On the other hand (...) have sold. There is a bid outstanding at €40.16 directed at all shareholders. No shareholders are prejudiced by this bid. However, we would compromise shareholders' interests by not lifting the contemplated bylaw restrictions. At the end of the day, I am left thinking something that has occurred to me often: the person in charge of a company cannot put half a company in a lawsuit against the other half of the company (...).
     In this regard, I would like to make it clear here and now that we are acting consistently with the position we have maintained throughout the takeover process to which we have been subjected. The Board and the entire company has acted in favour of all the shareholders, who will ultimately decide what to do with their shares. I have explained why we called an extraordinary meeting, why we are proposing the bylaw modifications and now I will discuss why the Board opined that the bid and its financial terms were fair. One of the stipulations under the takeover code, perhaps the most important responsibility assigned to the Board, is that the Board of Directors issue an opinion on the terms of a bid. Throughout this process we have acted as a vigilant watchdog for the price offered to shareholders: the price and terms of the bid. Before continuing and discussing the relative merits of the bid I would like to say something. It is written in the prospectus but I am also saying it here for the record: there is no agreement whatsoever between the bidders and the Chairman, the CEO or any member of the management team. If there was we would say so. There is no agreement in place; one could have been arranged but we did not want to. And I will tell you why: because an agreement of any kind could be interpreted as favouring the bidders at the expense of the shareholders. It could have been said of anything agreed that it came at the expense of a few cents for the shareholders. So I say again, there is no agreement whatsoever in place between the bidders and the Chairman, directors or anyone else for that matter.

     There is a belief that the passivity rule benefits the bidder. Bidders hire their own lawyers and investment banks. The obligations imposed on the management of the target company are designed to protect the shareholders of that company. This is exactly so that the company’s managers never put their own interests before those of its shareholders. That is the key. A company’s directors have to do two things during a takeover process: to continue generating energy in this instance, distributing it, selling it and charging for it and to continue to pay dividends, all while simultaneously defending their shareholders tooth and nail, which is what they are there for. That being said, the board voted unanimously that €40.16 is a fair price. If we add in the bonuses and dividends paid to shareholders, to those that have been with the company since the outset of the takeover process I mean, the amount is closer to €44.50, very near the €45 figure I had in my head as being the price that represented the value of this company back then . As I have said, this figure represents the fundamental valuation of our company. These facts and figures reflect the fact that between us all we have built a great company; this is the company we are handing over today to those wishing to take the baton.

     Further, it is my understanding that the interest displayed by the shareholders today representing almost half the company’s share capital, and who are seeking to obtain a comfortable majority through their public takeover bid, is the recognition of the dedication and work of many people over many years.

     I am finishing up; I promised a short speech. This is presumably the last speech I will have the honour of addressing to you. Therefore I would like simply to express my gratitude as I may not have the chance again to thank you all at once. Firstly I would like to express my thanks to the team organising today’s meeting: to the Secretary to the Board, to Germán Jurado and to the entire working team and custodian banks – a quorum of 93% is a miraculous achievement that only a company such as this can aim for, a disciplined and professional company that can count on the support and warmth of shareholders such as you who honour us with your presence and representation. Secondly I want to thank everyone who has worked for and who works at ENDESA. I would like to embody this gratitude in the honorary chairmen. I would like to thank you all, especially our former chairmen, for your constant support, your example and your wise counsel. Your contributions have been of tremendous value to this board and I will never forget that.

     Thank-you to our employees, right down to the last worker or retiree, because you have risen to the task and have all helped. In this instance I wish to embody my gratitude in our CEO, Rafael Miranda, a loyal individual, for everything he has done for ENDESA this whole time. Together we have led an exciting process; together. Certainly you and I have seen the best of the employees of this firm. Together we were able to form a winning team of which I am proud. Many thanks.
     To paraphrase Churchill, I would like to say that never was so much owed by so many shareholders to so few. And for this, many thanks.
     Thirdly I would like to thank all of you who helped us to get this far, to our suppliers, all the institutions who have helped us – I am keeping the boxes – tons of town councils. Many thanks to all. We have felt your warmth. I thank the media who with your criticism and support have helped us to get this far. I wish to thank everyone who has helped us who does not fall into these categories. To our lawyers: you have taught us that not everything is possible. In the end I believe that the people who do things very well live necessarily near the edge, take risks and take the bull by the horns. But there needs to be sufficient safety margin to ensure that we don’t go over the edge. Our lawyers have followed this philosophy and I only have words of praise and thanks for them. Of course I also want to thank the banks and entities that have helped us. I think that between us we have protected our shareholders’ interests to the end. The fact that we are here today bears this out.
     Lastly, the Board of Directors. As they left I had the opportunity to talk about each and every one of them. To those that are here, and those that are not, to the last two to join our Board at the last general meeting, Borja Prado and Fernando D'Ornellas, I am extremely grateful for your presence, company and support. I think that the entire Board has demonstrated efficiency, wisdom, discretion and last but not least, support. The Board is made up of honourable, worthy people. In the end I think the Board has behaved in harmony with the two paradigms I studied at the University of Zaragoza, that of family patriarch and honourable merchant. I would like to make special mention to Miguel Blesa of Caja Madrid. Miguel, I reiterate what I said at the last shareholder meeting: you have acted with elegance, honour and discretion. I think my colleague Piquer would be thrilled to know that things can be accomplished at a savings bank by building consensus and it is not necessarily incompatible to defend the interests of the savings bank and those of shareholders simultaneously. For this I congratulate you. Many thanks.
     Next I want to reiterate something I've been saying throughout the process: when it is time to leave – in the end everything has its limits in this life – those leaving do so with the satisfaction of having fulfilled their duty with honour and dignity and the satisfaction of all the shareholders for all the work performed.
     And last but not least I would like to thank all our shareholders. We have dedicated the best of ourselves to you: thank-you for your support, faith and enthusiasm. Thanks for staying with us to the end of the road. I only have words of gratitude and praise for all of you. Life goes on and I will never forget your support.
     I will wrap up with words of thanks for the bidders: you have bet on ENDESA, you have placed your faith in a worthwhile company. I am grateful for the tone, manners and respect you have used on television throughout the process. Thank you for responding in kind to the manners and respect we have wished to convey to you. So thanks to you too.
     I am nearly finished. As Machado wrote, neither the future nor the past is set in stone: others will write the future, but in any event we are proud to know that it will be written on firm foundations underpinned by the work of many years at a company to which we have dedicated our best efforts. Of everyone who participated in this epic corporate battle, bidders and non-bidders, as with the battle of Troy we can say: it was not a dream; I was one of them.
     Thank you.

SCHEDULE OF SPEAKERS

     Ms. Rosario Pérez Rojo, representing one thousand shares, has the floor.

     --Because Ms. Rosario is not present, Ms. Adela Ángeles Hijas (?) Muñoz, representing 200 shares, has the floor.

     --Good morning, everybody, good morning members of the Board, Mr. Chairman, shareholders and all those present. Well, you will understand, I wanted to speak today because during previous meetings I had always said that I would never dispose of the ENDESA shares, no matter what. This time, I have seen things otherwise, mainly but not only based on the recommendation made to us by the Board of Directors and its Chairman. I would say the Chairman is the only person today who is worthy of complete trust; when referring to Chairman, let it be quite clear that I am referring to Mr. Pizarro. Let us not be confused as to Chairman.

So. This has been the main reason, because frankly, I did not know that Enel existed. The first time I heard about them was in that ad with some lyrical warbling, it seemed to me very tacky, thank God they have taken it off. I knew absolutely nothing about Acciona; I had heard of Mr. Entrecanales, but nothing that I had heard inspired in me sufficient trust or suspicion either to accept or reject the take-over bid. The recommendation of the Chairman does merit my total trust. This does not have very much to do with it; but I am going to take advantage of the fact that I am here.
     Look: Mr. Pizarro, this has to do with the Barcelona power outage. The truth is, when this happened, I immediately thought that somebody had to be blamed, and I thought of the photograph of the Azores, of course. But they were further away and you were closer and with the flames being fanned, this was the time to go after you absolutely.  Well, I would like to congratulate you for the wonderful way in which you explained yourself. Even I, who with respect to electricity only understand how to change the batteries in a transistor, understood what you said. Because, in fact, a smooth flow of traffic on a road full of potholes is obviously difficult (…)
           Thank you and congratulations. And now it is over, because in no way do I want to miss this opportunity to have a special memory, and by special, you can all take this as you wish, and be sure that either way it will not be enough. I would like to have, as I said, a special memory to Mr. (?) Gabarró, president of Gas Natural, who very kindly offered to swindle us miserably, offering us 21 euros, half of which was payable in paper instruments, when it was worth at least 40.16 euros. Mr. Gabarró: you will remain in oblivion for a millennium; you go from making yourself ridiculous to making yourself more ridiculous. I believe you now have problems with Sonatrás. Let’s see if the next millennium will be better for you because this one, my friend, has been a disaster.
I think that this is all, I would like to thank the board and the management team for your patience and for the firmness and interest with which you have defended our interests, and specifically Mr. Pizarro thank you very much, and God protect you, because I suspect you are going to need it. Thank you.
(APPLAUSE)
     --Thank you very much Ms. Adela; thank you very much.

     --The stockholder Mr. Emilio Delgado Blanco, representing 150 shares, has the floor.

     --Thank you very much. My name is Emilio Delgado Blanco and I represent a small minority of 150 shares. I have three or four things I would like to say, which are what I think and feel. First: this company was built up with the sweat and hard work of all Spaniards; of all, directly or indirectly through their sweat from taxes. Secondly. Who authorized the privatization? Why was there no national referendum asking the true owners, since everybody paid taxes and contributed to promoting this company? Third: Why was it decided to bring in foreign capital (…)? You, Mr. Pizarro, fought and won in the defense of our interests, but how much is the sun worth, how much is the sea or the air worth? Thank you again for your actions.
     I would like an answer to the following questions. Who authorized the sale of the Spanish company, giving access to foreign companies? Second: Who in fact benefits from this? Third: Who gets, and how much do they get as a percentage from this business transaction? I would also like to know the name and titles of the parties involved? And finally, how smart is he who sells what he does not sell above all what does not belong to him, and above all, how stupid is he who sells for a hundred what is worth a million. Thus is written the history of Spain. Thank you very much.
     (APPLAUSE)
            --I will attempt to answer your questions, Emilio. Firstly, with respect to the privatization, this was decided by the legitimate Government of Spain, from which you should request accountability. I will tell something which annoyed me deeply: almost all the regulators sat on the ENDESA board, and they were the regulated parties. One cannot be at the same time a regulator and a regulated party. Secretary of Industry, the Secretary of Treasury … , all public or all private.
     Who authorized the sale to foreigners? There is an injunction which prevents (…). The Spanish Government has authorized it. Who benefits from this? The purchasers, because they believe they are making a good deal, and the sellers (…). During all ordinary stockholder meetings, I tell you, it is transparent, and if you wish I will repeat this whenever you want. That is what I can say.

     --The floor is given to the stockholder Mr. Miguel Torres Angulo, representing 43,800 shares.

     --Mr. Chairman and directors, ladies and gentlemen stockholders. The Chairman has made a poetic allusion and I am going to make another to start, and it relates to a verse in which the poet says at the end: that in all things in this world, nothing is true nor is it a lie, it all depends on the color of the glass through which you observe it. That is the crux off the matter because, if colors were made to adapt to tastes, we all have our own points of view and our way of focusing on this matter. We could continue in this vein for hours, but in a telegraphic vein, I am going to give an abstract of what I believe to be appropriate. I have an appalling sore throat, but this is because I live in the Canary Islands, where we drink a lot of cold things.

               The first thing is that, when I was a law student at the end of the 50’s, when I studied business law, because I had my grandfather and my father with shares, the telephone company was a thing for widows. And we can say that we have been ENDESA stockholders for sixty years; it was from Seville, from Zaragoza…, with this a jewel was formed. There is no company with earnings ratios, etc., etc., etc., which had the expansion and improvement potential of ENDESA, and this now, they practically want to …, let’s see: The Law of Take-Over Bids does not say anything, they want to carry out a forcible expropriation. The Constitution says that this can only be done in the public interest. To me the price is laughable, laughable for the following reasons: during my working life I have been involved in property registration, and in the expropriation orders which have passed through my hands, and there have been many, the expropriated party was given 5% by virtue of the affection and love he or she had for the property. The problem of money is another thing, which is very …, it can be interpreted in many ways. The people from Enel and Acciona say that they are going to give a gross amount of 40.5. The problem is that each one must show numbers as to how they acquired them and how they sold them, and in my specific case, my numbers show that they are paying me at 35, because the majority goes to the Treasury, and I imagine that the same thing will happen to the majority of people, taking into account the fateful date of February 2006. They have given themselves, I am not going to say the pleasure, but yes the provocation to say: look what ENDESA has been because soon it will be no longer; and this is not right.
           Let’s see … The problem is … oh, yes: the matter of the rate deficit, the fact that this is all very well for this to exist in countries such as Venezuela, Bolivia, etc. is shameful. Because I, for example, where I live is in the Canary Islands and the energy prices on the electricity bill, compared to some eight years or so ago, have increased by 10%. Fuel oil has increased 70%. This then is the problem and the heart of the matter. It would appear that in 2011 electricity companies will be deregulated. If they were to be deregulated right now and the Government was not involved in the rates, something similar to what already happened would take place, and I tell you this because in this not only do I have experience, … at the time when the Boyer Law and the Rental Law were in force… with those commotions about take-over bids, which they say were not hostile, but they are all hostile. Junk mortgages …, what they have to do is to establish a branch in Las Vegas or in Europe, but the saver who has saved with tremendous effort, should not be a victim of these dirty tricks, not to mention an even more vulgar word. I congratulate the management team and the Board of Directors for all they have done, except for a few minor things (…) Otherwise, to quote for 18%. Well, no: it is better to set it aside in a reserve and then issue paid-up stock. And so: with respect to the future, I would simply like to know one thing: it would appear that the take-over bid conditions, last Wednesday were submitted to the National Securities and Exchange Commission or something like that. I am on vacation (well, on vacation, because I am not retired), but I am traveling (…) I recall that, if the newspapers do not lie, Mr. Entrecanales once said, taking advantage of the synergies, that word which is so fashionable today, with respect to ENDESA with Acciona, the value of ENDESA would be 58. The Chairman of Enel says they have made a very good purchase. The Chairman, well the company itself, is not worthy of my trust; they do say this is the most inefficient company in Europe and of the nine directors, seven are Italian (…) Nothing more; thank you very much.
     (APPLAUSE).

     --Thank you very much, Miguel. I am going to make a couple of points, (with respect to (…) with respect to the situation of the majority stockholders, I am responsible while I am here, and for what happens now, you will have to read the brochure carefully, see the conditions of the bidders, and if you wish you can decide to remain or not.

     --The floor is given to stockholder Mr. Manuel Jaen López, representing 631 shares.

     --Good morning ladies and gentlemen, good morning, director of ENDESA. I am going to ask you a pertinent question: When EON submitted a take-over bid at 40 euros, Mr. Entrecanales and the Italians said 41.30. It turns out that subsequently I have no idea what they have done, it has decreased to 40.16. Because they say that these 14 cents have been given as a dividend benefit. I believe that this is not the case. It is we ourselves who have paid those 14 cents: it was not the company, because it was 41.30 and it stays at 40.16. I would like to know why we stockholders are being pushed around like this when it had already been published in the media that it would be 41.30. Where did this come from? From the President of the Government with his cronies, or from where? Because what these two stockholders have done is what Mr. Montilla wanted to do: defraud the stockholders; a subjugation. And I want you to answer me about this. Thank you very much.

     --Thank you very much, Manuel. The brochure prepared by the bidders, which is an offer agreement, said that the dividends paid as of the moment at which the offer was made through the time when it was liquidated would be deducted from the price of the take-over bid. We paid one euro and a bit and as of the time of the offer, 1.14 is deducted.

     --The floor is given to stockholder Ms. Beatriz Sola Caso, representing 500 shares and Ausbank.

     --Good morning, stockholders, directors, Mr. Chairman. Firstly, and on behalf of the banking services user association, I would like to take advantage of this occasion to recognize here, at this last stockholders assembly held under the auspices of the current management team, the enormous courage of the current Board of Directors, which has confronted with intelligence and courage the frontal attack by one of the take-over bidders, one of the largest competitors which, shielded by the current Government, offered for this company a truly miserable price for the stockholders.
     (APPLAUSE)

     Ausbank Consumo, in defense of the company stockholders and in defense of all the consumers and users it represents, from the start opposed the Gas Natural take-over bid. What happened is that it did this with a legal argument different from that which in due time was used by ENDESA. Its argument was that the interest of consumers had not been taken into account; the ENDESA argument was the free market. I remind you once more that Ausbank filed an administrative litigation suit against the agreement of the Council of Ministers dated February 3, 2006, which authorized, with conditions, the Gas Natural take-over bid. The Supreme Court has still not resolved this administrative litigation suit. What the Supreme Court has done is to resolve the suit filed in due time by ENDESA (…) articles (…) had been violated.

     Because of all this, we would like, as of now, to admonish the Supreme Court, so that it once and for all issues a resolution with respect to the administrative litigation suit filed by Ausbank. To render an opinion and state that this cannot be; that the interests of the consumers must at all times be taken into account. I would like to inform you that Ausbank is going to continue being an ENDESA stockholder, and that it is going to continue representing the consumers; and it is for this reason that we are going to follow very closely the circumstances which occur from here on in at ENDESA. We would like to request ENDESA to clarify the following points: firstly, competitive bids. We would like bids with imagination and innovation; but always within the framework of legality. We must not forget what happened in the Caixa case, which found obstacles to opening branches in Madrid and finally did so; or what also happened with Iberdrola, which today has become one of the most important companies in Spain, even more important than ENDESA. With respect to the quality of the supply: power outages such as that which occurred last summer in Barcelona, the past in Madrid, etc., are unacceptable. We cannot expect more from this great company; it is for this reason that we ask to be informed with respect to the ENDESA plan of action in this sense and with respect to the measures to be adopted to guarantee the supply of so valuable a commodity to all consumers.
     Finally, we would like ENDESA to lead the debates which today are so essential in Spain. Firstly, the debate with regard to clean nuclear fuel. And secondly, the debate regarding renewable sources of energy or new sources of energy. But this debate cannot simply remain on the table. ENDESA must lead in renewable energy. Finally, I would like to take advantage of the occasion to state that, since the director of Caja Madrid is here present, and they are going to obtain large capital gains from this operation, on behalf of Ausbank, we would like to ask you to use these gains or a part of these gains to repay to the Caja Madrid client lenders those amounts which have been illegally deducted from the upward rounding. With all this, simply give our consent to all the agreements which have been proposed at this Stockholders Meeting and simply state that this proceeding has been submitted to the notary to be attached to the minutes of this Stockholders Meeting, as set forth in the Mercantile Registry. Thank you very much.

     --Thank you very much, Ms. Beatriz, for your participation and your kind words. With respect to the questions and competitive bids, we would have loved to have had competitive bids above 40.16. We would have liked to have had more bidders, and that the stockholders had a greater chance to choose. With respect to the supply, I am avoiding the question. The first two ENDESA supply communities are Baleares and Canarias (…) the effort before is enormous, there are always incidents, but we are trying to resolve them (...) thank you very much.

     --The floor is passed to Mr. Carlos Freire Portas, representing 328 shares.

     --Good morning, Mr. Chairman of the Board, directors and stockholders. I could have remained anonymous among the group of stockholders, and refrained from being present. But, as
I say (…) My heart asked me to come here to say thank you. Not for one more General Meeting; but rather to thank somebody who from the beginning, as of the Gas Natural take-over bid, had the energy and the courage to defend the project and defend its stockholders tooth and nail within and outside Spain in all venues. So, frankly, I am happy to see that Aragon did not just produce (…), good and brave men. Thank you very much, Mr. Manuel Pizarro.

     And now, as a stockholder, I am going to ask you a favor. Please allow me to jump this invisible barrier separating the Board of Directors to shake your hand. Thank you very much.
     (APPLAUSE)

     --The floor is given to the stockholder, Mr. José María García Orozco, representing 52 shares.

     --José María García Orozco, representing 52 shares.

     --The floor goes to the stockholder, Ms Ana Cobalic.

     --Good morning, everybody. We all know that there have been so many illegal acts that the Government itself or the European Commission has taken the Spanish Government to the European courts. Not long ago, I head that an appeal was being processed in court against all the illegal acts which have taken place. So I ask myself, why are we here doing this when there are matters still pending in court. And, if the courts render a negative finding, what will happen to the take-over bid, what will happen with what we can sell, will the shares be returned to us if in the end the take-over bid becomes effective …

     --Thank you very much Ms. Ana. Look, there are many attorneys here in this company, I am or I have been an attorney also. And we are scrupulous in observing the law. At this time there is no legal resolution filed against this take-over bid (…) If at any time any of the proceedings out there were to cause annulment, I imagine that the courts themselves would resolve appropriately. I once said that late justice is not justice. But look here: we have what we have and what I have to look at is what is best for the stockholders, and the best thing for the stockholders is that there is no uncertainty at any time.

     --You may speak, if you wish, Ms. Ana … I will be happy to answer any questions.

     --You talk about delayed justice and this can be a process which can be too drawn out, right?

     --We are following the procedures required by the National Securities and Exchange Commission. And the procedures indicate that there is a process which ends on September 30, prior to which, and we are five days away from the process, we have to call the Extraordinary Stockholders Meeting, and that is my obligation, and if not, I would have failed in my responsibility to you, to the stockholders who want to do what they want to do, and to those who have the right to request what is their due. And, with respect to any claim, please approach the regulatory authorities.

     --The floor is given to the stockholder, Juan Manuel Agibra Sans, representing 3300 shares.

     --Good morning, and first of all, my thanks, Mr. Pizarro, as a minority stockholder, for your management. Firstly, it appears that at the end you have lacked energy because to see ENDESA be dismantled must be very hard. On the other hand, when it was announced that the dividends would be subtracted, I find it hard to believe that the bidders are now going to take nine months from the 2007 fiscal year, during which no dividends have been distributed (…) Furthermore, there is also a precedent, which was last year with Telefónica Móviles, when the company made a dividend distribution prior to the take-over bid. I would propose that something like this be studied. Thank you very much for your attention.

     --Thank you very much, Mr. Juan Manuel. Look: with respect to the dismantling of the Company, it’s what the  brochure says: there are stockholders here who hold 46%, who foreseeably will end up with over 51% and those with money are in charge (…) it is in the brochure, it has been announced, and anyone who is not in agreement does not have to sell. My recommendation is to sell because what I don’t want, four years from now, if the dismantling occurs, is for you to say to me: you told me not to sell, there are companies exercising their property rights, they are doing what they consider appropriate. This is what I would recommend to my father or my brother or to my best friend.
     I have to follow the brochure (...).

     --The floor is given to stockholder Mr. Venancio González Gallego, representing 9,270 shares.

     --Good morning, first to the Chairman, the Board of Directors, and especially to my dear long-suffering stockholders. A round of applause for them.
     Firstly, last week and from Brussels, eleven of the twelve articles by the national energy commission were vetoed because of its behavior. This is the third take-over bid: first, second and third take-over bid. Vetoed by Brussels, in twelve articles. Now, I perceive a difficulty in this, and that is the majority ownership by the Italian state, because Mr. Prodi and all the meddling paraphernalia of his Republic, and evidently as they have said, it is not one of the most important in Europe. Third: the sale of the Spanish electrical grid, you have sold, and that seems fine to me. You have obtained a gain of 78 million, and from what you owned you have been left with a residual. In some cases this matter of ten years is not always satisfied (…) And I do not want to go on; but really, in Italy let’s not deceive ourselves, as I said last week, not even the Vatican, they are really dangerous. I believe that Acciona has a more fighting history, I have lived 40 years with MZ, which built up Ventas Callao, Tajo Segura, and I am not going to wait. And they were really serious businesses: Pedró Barrias (?) de la Maza…, and they always had blue and black figures, never red, and very well managed. And I believe that they chose between Ferrovial and Entrecanales and preferred Entrecanales because they were a more serious concern. I believe that there is no need to fear Acciona, the most dangerous are the Italians. Always by your side, Chairman, Manuel Pizarro Moreno. Best wishes.

     --Thank you very much. With respect to the sale of the Spanish electrical grid, we are required to reach the end of the year with 1%. This is a legal imperative which has brought us to this and this is what we have done.

     --Finally, the floor is passed to the stockholder. Mr. Carlos Álvarez Álvarez, representing one thousand shares.

     --Not present, so if you agree, we will continue with the General Stockholder Meeting. The Secretary will now read the text of the agreements.

Exhibit(a)(2)(xliii)

RELEVANT FACT

ENDESA informs that the amendments to articles 32, 37, 38 and 42 of the Corporate Bylaws approved at the Extraordinary Shareholders Meeting yesterday, September 25, 2007 have been duly registered with the Mercantile Registry

Salvador Montejo Velilla
Secretary of the Company and of the Board of Directors

Madrid, September 26, 2007